                                                                 File No. 1-1098


                                   FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549




                                 ANNUAL REPORT




                           PURSUANT TO SECTION 15(d)

                                     of the

                        SECURITIES EXCHANGE ACT OF 1934




                  For the fiscal year ended December 31, 1995




                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM




                         The Columbia Gas System, Inc.
                               20 Montchanin Road
                          Wilmington, Delaware  19807

                             EMPLOYEES' THRIFT PLAN

                             OF COLUMBIA GAS SYSTEM

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1995 AND 1994




Report of Independent Public Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Statements of Net Assets Available for Benefits.  . . . . . . . . . . . . . . . . . . . . . . .  4

Statement of Changes in Net Assets Available for Benefits.  . . . . . . . . . . . . . . . . . .  5

Notes to Financial Statements and Schedules . . . . . . . . . . . . . . . . . . . . . . . . . .  6

Schedule A - Statements of Net Assets Available for Benefits  . . . . . . . . . . . . . . . . . 12

Schedule B - Statement of Changes in Net Assets Available for Benefits  . . . . . . . . . . . . 14

Item 27(a) - Schedule of Assets Held for Investment Purposes. . . . . . . . . . . . . . . . . . 16

Item 27(d) - Schedule of Reportable Transactions. . . . . . . . . . . . . . . . . . . . . . . . 17

Item 27(e) - Schedule of Non-Exempt Transactions. . . . . . . . . . . . . . . . . . . . . . . . 19

Consent of Independent Public Accountants.  . . . . . . . . . . . . . . . . . . . . . . . . . . 20

Federal Tax Consequences. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21



All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and applicable regulations issued by the Department of Labor.

                        [ARTHUR ANDERSEN LLP LETTERHEAD]



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Thrift Plan Committee of the
  Employees' Thrift Plan of Columbia
  Gas System:


We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of Columbia Gas System (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits of the Plan for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and non exempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits (Schedule A) and the statement of changes in net assets available for benefits (Schedule B) is presented for purposes of additional analyses rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in the notes thereto, information certified by the trustees and presented in the schedule of assets held for investment purposes and the schedule of reportable transactions does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                        ARTHUR ANDERSEN LLP
                                        -------------------------------------
                                        ARTHUR ANDERSEN LLP

New York, New York
June 26, 1996

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                          December 31, 1995   December 31, 1994
                                                          -----------------   -----------------
Assets
- ------

Investments:

The Columbia Gas System, Inc.
   Common Stock                                             $281,964,004        $154,333,551

Interest-bearing cash                                          2,067,750           1,045,173
                                                            ------------        ------------
Total Columbia Gas Stock Fund                               $284,031,754        $155,378,724

Confederation Life GIC                                                 -        $  6,838,984

Fidelity Mutual Funds:

    Retirement Money Market Fund                            $ 40,454,700        $ 28,275,251
    Magellan Fund                                             27,461,720          19,562,197
    Contrafund                                                 6,465,118           1,871,184
    Growth Company Fund                                        3,715,110             792,201
    Growth & Income Portfolio                                 26,471,961          18,037,123
    Intermediate Bond Fund                                    45,273,849          44,825,705
    Overseas Fund                                              7,224,105           8,062,282
    Europe Fund                                                1,250,274             882,814
    Pacific Basin Fund                                         1,195,685           1,193,399
    Balanced Fund                                             14,169,385          13,775,972
    Capital Appreciation Fund                                  1,442,322             760,419
    Short-Term Bond Portfolio                                  3,073,421           2,942,976
    U.S. Equity Index Portfolio                               51,424,890          38,689,121

LESOP (Note 5)                                                         -          33,309,119
                                                            ------------        ------------
                                                            $513,654,294        $375,197,471


Employer Contributions Receivable                           $  1,023,167        $    984,750

Participant Deposits Receivable                                1,816,274           1,730,644
                                                            ------------        ------------


     Total Assets                                           $516,493,735        $377,912,865

Liabilities
- -----------

LESOP Loan Payable (Note 5)                                            -        $ 86,992,707

Interest Payable on LESOP Loan                                         -          28,875,989
                                                            ------------        ------------

    Net Assets                                              $516,493,735        $262,044,169
                                                            ============        ============


    The accompanying notes to financial statements and schedules are an integral part of these statements.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                      For the Year Ended December 31, 1995



Net Assets, Beginning of Year                                                                 $262,044,169

Net Investment Income                                                                           10,651,759


Net Realized Gain on Securities Sold or
    Distributed                                                                                 19,867,226


Net Change in Unrealized Appreciation on
    Investments                                                                                142,640,692


Participants' Deposits                                                                          21,856,706


Columbia's Contributions                                                                        12,179,399


Distributions to Participants                                                                  (35,305,793)


Interfund Exchanges                                                                                      0


LESOP Loan Settlement (see Note 5)                                                              82,559,577
                                                                                              ------------


Net Assets, End of Year                                                                       $516,493,735
                                                                                              ============



    The accompanying notes to financial statements and schedules are an integral part of this statement.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                    December 31, 1995 and December 31, 1994

1.       Description of the Plan

         The Employees' Thrift Plan of Columbia Gas System (the "Plan") was adopted by the Board of Directors of The Columbia Gas System, Inc. (Columbia) on May 1, 1958. Its purpose is to encourage employees to adopt a regular savings program and to provide additional security for retirement. Each employee who works for a Columbia company participating in the Plan is eligible to join the Plan on the first day of any month after completing twelve months of service. Participation is voluntary, and participants are fully and immediately vested in the Plan.

         The Plan offers a wide range of mutual funds to Plan participants through Fidelity Investments' family of mutual funds. The investment funds offered include:

         Columbia Stock Fund: This Fund consists almost entirely of Columbia Common Stock. A small portion is invested in money market instruments for administrative purposes.

         Retirement Money Market Fund: The Retirement Money Market Fund seeks to maximize current income consistent with the preservation of capital. The Fund invests in high quality U.S. dollar denominated money market instruments of U.S. and foreign issuers.

         Short-Term Bond Portfolio: The Short-Term Bond Portfolio seeks current income consistent with preservation of capital, by investing in a broad range of investment grade fixed income securities. The assets of the fund are invested in securities with a maturity of 1 to 3 years.

         Intermediate Bond Fund: The Intermediate Bond Fund is an income-oriented mutual fund that seeks a high level of current income. The Fund invests primarily in investment grade corporate debt obligations, as well as obligations issued or guaranteed by the U.S. Government and its agencies or instrumentalities, U.S. banks, prime commercial paper, as well as a limited amount of high quality foreign debt instruments.

         Balanced Fund: The Balanced Fund is a growth and income mutual fund that seeks the highest amount of income possible while still preserving its capital investment. The Fund invests in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. At least 25% of the Balanced Fund's assets are always invested in fixed-income securities.

         U.S. Equity Index Portfolio: The U.S. Equity Index Portfolio is a growth and income mutual fund that seeks to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P). The Portfolio invests primarily in the common stock of the 500 companies that make up the S&P.

         Growth & Income Portfolio: The Growth & Income Portfolio is a growth and income mutual fund that seeks long-term capital growth, current income and growth of income with reasonable investment risk. The Portfolio is primarily invested in the securities of companies with the potential for growth of earnings while paying current dividends, as well as securities convertible into common stocks, preferred stocks and fixed income securities.

         Magellan Fund: The Magellan Fund's goal is capital appreciation. Magellan primarily invests in common stock and securities convertible into common stock of U.S., multinational, and foreign companies of all sizes and industries that offer potential for growth. Up to 20% of the Fund may be invested in fixed income securities.

         Contrafund: The Contrafund seeks capital appreciation by investing primarily in undervalued domestic and foreign stocks. These companies may have favorable long-term outlooks due to termination of unprofitable operations, changes in management, industry or products, or possible mergers and acquisitions. A substantial portion of the portfolio is invested in medium- to small-capitalization stocks.

         Growth Company Fund: The Growth Company Fund focuses on capital appreciation by investing primarily in common stocks with above-average growth characteristics. Investments include both foreign and domestic securities. Growth can be measured by earnings or gross sales.

         Capital Appreciation Fund: The Capital Appreciation Fund seeks capital appreciation by investing primarily in common stocks, but may invest in other types of securities including preferred stocks and bonds. Investments include domestic and foreign securities. These securities may be issued by well-known and established, cheap and out-of-favor companies as well as smaller, lesser-known companies.

         Overseas Fund: The Overseas Fund is a growth mutual fund that seeks long-term capital growth through investments in foreign securities in both developed and emerging markets. At least 65% of its total assets are invested in securities of issuers from at least three countries outside of North America. Currency hedging is permitted.

         Europe Fund: The Europe Fund seeks long-term capital growth by investing primarily in companies in Western Europe. The Fund may also invest in Eastern Europe. Normally, the Fund intends to maintain investments in at least three different countries, though it may at times invest all of its assets in a single country. A 1% redemption fee will be charged for shares held less than 90 days.

         Pacific Basin Fund: Pacific Basin Fund seeks long-term growth of capital by investing in companies in the Pacific Basin. The Fund will generally be invested in at least three different countries, although it may at times invest all of its assets in one country. A 1% redemption fee will be charged for shares held less than 90 days.

         Confederation Life Guaranteed Investment Contract (GIC): The GIC is presented in the financial statements at contract value for the year ended December 31, 1994. The contract value reasonably approximates the fair market value of the GIC as of August 11, 1994, the date in which the GIC assets were frozen by the Canadian and Michigan regulators, due to the bankruptcy of Confederation Life Insurance Company. In September 1995, Columbia and Columbia Gas Transmission (Transmission) loaned the Plan $6,599,361, in order to provide liquidity to the Plan participants who had invested in the GIC. The value of each participant's investment in the GIC was replaced with an equivalent value in the Retirement Money Market Fund. The provisions of the loan agreements state that the loan will be paid back from the proceeds received by the Plan, if any, from the GIC. However, the loan is non-interest bearing, unsecured without interest and non-recourse to participants or to any assets held in the Plan.

         Fidelity (Boston) is the Trustee for the Fidelity family of mutual
funds and the Columbia Stock Fund.   First Fidelity Bank, N.A.
(Fidelity-Philadelphia) was terminated as Trustee for the Columbia Stock Fund and the Leveraged Employee Stock Ownership Plan (LESOP) as of the close of business on December 31, 1995.

         Employees may deposit up to 6% of their monthly base pay, subject to IRS limitations, in the various investment funds, and Columbia will match such deposits at various levels based on the period of an employee's participation in the Plan. Columbia's contributions are invested in the Columbia Stock Fund except for employees age 55 or older who may direct monthly Columbia contributions among any of those funds available for Plan participants' deposits. Employees may also invest up to an additional 10% of their monthly base pay, subject to IRS limitations, but no additional contributions will be made by Columbia. Employee deposits may be made on an after-tax and/or before-tax basis. Before-tax deposits are not subject currently to Federal income tax but are taxable to the employee when they are withdrawn from the Plan. Prior to age 59-1/2, an active employee may withdraw before-tax deposits
only under certain hardship conditions.   Such withdrawals are subject to a 10%
excise tax. If an employee makes a withdrawal from his account, his future deposits are subject to various suspension periods depending on the type of withdrawal. After-tax deposits are taxed before they go into the applicable Funds of the Plan; therefore, they will not be taxed again.

         Administrative expenses of the Plan are paid by the participating subsidiaries of Columbia.

         The value of participants' deposits in the Plan is reflected in Shares/Units in each applicable Fund. Each Share/Unit has a value equal to every other Share/Unit in that Fund. The value of a Share/Unit is determined daily by dividing the value of each Fund by its total number of outstanding Shares/Units.

         The following is a summary of the Share/Unit Values and Shares/Units outstanding as of:

                                             December 31,                       December 31,
                                                1995                               1994
                                      ---------------------------        -------------------------
                                      Share/Unit         Shares/         Share/Unit      Shares/
                                         Value            Units             Value         Units
                                      -----------      ----------        ----------     ----------
                                         ($)                                ($)
Columbia Stock Fund                      16.09         17,657,667           8.65        17,958,914

Confederation Life GIC                       -                  -           1.00         6,838,984
Retirement Money
   Market Fund                            1.00         40,454,700           1.00        28,275,251
Magellan Fund                            85.98            319,397          66.80           292,847
Contrafund                               38.02            170,045          30.28            61,796
Growth Company Fund                      36.29            102,373          27.26            29,061
Growth & Income Portfolio                27.05            978,631          21.09           855,245
Intermediate Bond Fund                   10.41          4,349,073           9.83         4,560,092
Overseas Fund                            29.07            248,507          27.30           295,322
Europe Fund                              22.82             54,789          20.00            44,141
Pacific Basin Fund                       15.20             78,664          16.19            73,712
Balanced Fund                            13.52          1,048,032          12.29         1,120,909
Capital Appreciation
   Fund                                  16.78             85,955          15.31            49,668



Short-Term Bond
   Portfolio                                 8.88            346,106             8.60           342,206
U.S. Equity Index
  Portfolio                                 22.57          2,278,462            16.91         2,287,943


       As of December 31, 1995 and 1994, the only individual security held by the Plan in excess of 5% of net assets was Columbia Gas Common Stock, 6,426,530 shares valued at $281,964,004 and 6,557,093 shares valued at $154,333,551, respectively.

       The above is a brief description of the Plan and is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.


2.     Chapter 11 Bankruptcy filings

       On July 31, 1991, Columbia and its wholly-owned subsidiary, TCO, filed separate voluntary petitions seeking protection under Chapter 11 of the Federal Bankruptcy Code. Columbia and TCO emerged from Chapter 11 on November 28, 1995.

3.     Summary of significant accounting policies

       (A)    Valuation of Investments.

       The assets of the Plan are reflected in the accompanying Statements of Net Assets Available for Benefits based on quoted market prices and per share net asset value.

       (B)    Basis of accounting.

       The accounts of the Plan have been maintained on a modified cash basis of accounting by Fidelity-Boston for the family of mutual funds and Fidelity-Philadelphia for the Columbia Stock Fund and the LESOP Suspense Account, which held the unallocated shares under the LESOP; however, the accompanying financial statements have been prepared on an accrual basis as of December 31, 1995 and December 31, 1994, by application of memorandum entries to reflect:

              (l) participant deposits and Columbia contributions receivable;

              (2) LESOP loan payable; and

              (3) interest payable on LESOP loan.

       (C)    Net realized gain (loss) on securities sold or distributed.

              The cost of securities sold or distributed is determined on the revalued cost of assets basis, whereby the cost of assets is adjusted to reflect the market value of assets as of the prior year end. The Plan recognized gains and losses on the sale of securities and the distribution of Columbia Gas Common Stock to withdrawn participants in settlement of their accounts equal to the difference between the revalued cost and market value of the securities sold or distributed through December 31, 1995.

       (D)    Unrealized appreciation (depreciation) of investments.

              Fidelity-Philadelphia and Fidelity-Boston determine the market value of all assets and share values on a daily basis. Unrealized appreciation

(depreciation) is equal to the difference between the revalued cost of assets and market value of assets at December 31, 1995.

       (E)    Financial derivative disclosure.

              Plan assets are invested through thirteen mutual funds, any of which could from time-to-time utilize financial derivatives. Generally Accepted Accounting Principles require the investment managers of such funds, e.g., Fidelity-Boston, to list in their financial statements the amount and purpose of such derivatives. Participants are provided with copies of the mutual funds' financial statements directly from Fidelity-Boston on a regular basis and should refer to these for information on this issue. Generally speaking, the investment managers use derivatives to hedge against certain unwanted actions, e.g., interest rate movements and foreign currency changes.


4.     Participating Companies

              The names of the participating companies, as of December 31, 1995, with contributions for the year ended December 31, 1995 are shown below:

                                                                 Columbia
                                                              Contributions
                                                              -------------
Columbia Coal Gasification Corp.  . . . . . . . . . . .        $    10,366
Columbia Gas Development Corp.  . . . . . . . . . . . .            262,114
Columbia Gas Transmission Corp. . . . . . . . . . . . .          3,736,824
Columbia Gas of Kentucky, Inc.  . . . . . . . . . . . .            304,932
Columbia Gas of Maryland, Inc.  . . . . . . . . . . . .             80,623
Columbia Gas of Ohio, Inc.  . . . . . . . . . . . . . .          3,972,968
Columbia Gas of Pennsylvania, Inc.  . . . . . . . . . .          1,059,147
Columbia Gas System Service Corp. . . . . . . . . . . .            727,870
Columbia Gulf Transmission Company  . . . . . . . . . .            803,955
Columbia Propane Corp.  . . . . . . . . . . . . . . . .             16,539
Columbia LNG Corp.  . . . . . . . . . . . . . . . . . .             31,970
Columbia Natural Resources  . . . . . . . . . . . . . .            478,020
Commonwealth Gas Services, Inc. . . . . . . . . . . . .            406,155
Commonwealth Propane, Inc.  . . . . . . . . . . . . . .            191,622
TriStar Ventures Corp.  . . . . . . . . . . . . . . . .             37,063
Columbia Energy Services. . . . . . . . . . . . . . . .             59,231
                                                               -----------

    Total . . . . . . . . . . . . . . . . . . . . . . .        $12,179,399
                                                               ===========


5.     Employee Stock Ownership Plan

       In 1990, Columbia established an LESOP. The LESOP was designed to prefund a portion of the matching obligations under the terms of the Thrift Plan and to utilize tax advantages afforded by the Internal Revenue Code. In October 1991, the Board of Directors of Columbia authorized the termination of the LESOP and payments on LESOP indebtedness and release of LESOP shares discontinued. On the day that Columbia emerged from bankruptcy, November 28, 1995, the LESOP was terminated and Columbia purchased the unallocated LESOP shares from the LESOP Trust for $57,807,447. These monies were delivered by Columbia to the LESOP Indenture Trustee. The remaining outstanding LESOP liability ($126,275,697, including interest) was satisfied under Columbia's Plan of Reorganization, pursuant to the sponsor's guarantee of this indebtedness. Upon completion of these transactions, all Plan LESOP obligations were settled.

6.     Distributions

       As of December 31, 1995 and 1994, amounts due to participants who had requested a withdrawal were $4,752,385 and $1,780,803, respectively.

7.     Tax Status

       See "Federal Tax Consequences" located elsewhere in this document for additional discussion of the tax status.

       The Plan received a favorable determination letter, dated November 28, 1990, from the Internal Revenue Service in which it ruled that the Plan is in compliance with Sections 401(a) and 401(k) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (IRC). The Company and legal counsel are of the opinion that the Plan, as amended, meets the IRC requirements and, therefore, continues to be tax-qualified and tax-exempt.

8.     Other

       Schedules A and B below reflect additional detail by Fund of the accompanying Statements of Net Assets Available for Benefits for the years ended December 31, 1995 and December 31, 1994 and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1995.

                                                                      Schedule A
                                                                   (Page 1 of 2)

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                            STATEMENT OF NET ASSETS
                     FOR THE YEAR ENDED DECEMBER 31, 1995



- ----------------------------------------------------------------------------------------------------------------------------------
                                                        Assets                                  Liabilities            Net Assets
- ----------------------------------------------------------------------------------------------------------------------------------
                                                 Employer    Participants                   LESOP        Interest
                                 12/31/95     Contributions    Deposits                      Loan       Payable on
Investments                    Market Value    Receivable     Receivable       Total        Payable     LESOP Loan
- ----------------------------------------------------------------------------------------------------------------------------------
Columbia Stock Fund            $284,031,754    $  966,295     $  597,463    $285,595,512    $      -    $      -      $285,595,512
- ----------------------------------------------------------------------------------------------------------------------------------
Confederation Life GIC                    -             -              -               -           -           -                 -
- ----------------------------------------------------------------------------------------------------------------------------------
Fidelity Mutual Funds:
- ----------------------------------------------------------------------------------------------------------------------------------
  Retirement Money Market
    Portfolio                    40,454,700        11,346        181,437      40,647,483           -           -        40,647,483
- ----------------------------------------------------------------------------------------------------------------------------------
Magellan Fund                    27,461,720         6,420        222,420      27,690,560           -           -        27,690,560
- ----------------------------------------------------------------------------------------------------------------------------------
Contrafund                        6,465,118         2,499         49,607       6,517,224           -           -         6,517,224
- ----------------------------------------------------------------------------------------------------------------------------------
Growth Company Fund               3,715,110         1,758         29,781       3,746,649           -           -         3,746,649
- ----------------------------------------------------------------------------------------------------------------------------------
Growth & Income Portfolio        26,471,961         9,135        164,149      26,645,245           -           -        26,645,245
- ----------------------------------------------------------------------------------------------------------------------------------
Intermediate Bond Fund           45,273,849         7,612        187,588      45,469,049           -           -        45,469,049
- ----------------------------------------------------------------------------------------------------------------------------------
Overseas Fund                     7,224,105         3,960         51,449       7,279,514           -           -         7,279,514
- ----------------------------------------------------------------------------------------------------------------------------------
Europe Fund                       1,250,274            83          7,839       1,258,196           -           -         1,258,196
- ----------------------------------------------------------------------------------------------------------------------------------
Pacific Basin Fund                1,195,685           417         12,380       1,208,482           -           -         1,208,482
- ----------------------------------------------------------------------------------------------------------------------------------
Balanced Fund                    14,169,385         5,954         87,780      14,263,119           -           -        14,263,119
- ----------------------------------------------------------------------------------------------------------------------------------
Capital Appreciation Fund         1,442,322           413         10,320       1,453,055           -           -         1,453,055
- ----------------------------------------------------------------------------------------------------------------------------------
Short-Term Bond Fund              3,073,421           657         22,188       3,096,266           -           -         3,096,266
- ----------------------------------------------------------------------------------------------------------------------------------
U.S. Equity Index Portfolio      51,424,890         6,618        191,873      51,623,381           -           -        51,623,381
- ----------------------------------------------------------------------------------------------------------------------------------
LESOP                                     -             -              -               -           -           -                 -
- ----------------------------------------------------------------------------------------------------------------------------------
           TOTAL               $513,654,294    $1,023,167     $1,816,274    $516,493,735    $      -    $      -      $516,493,735
==================================================================================================================================


                                                                      Schedule A
                                                                   (Page 2 of 2)


                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                            STATEMENT OF NET ASSETS
                       FOR THE YEAR ENDED DECEMBER 31, 1994

- ---------------------------------------------------------------------------------------------------------------------------------
                                                Assets                         Liabilities                          Net Assets
- ---------------------------------------------------------------------------------------------------------------------------------
                                               Employer    Participant                   LESOP         Interest
                                12/31/94    Contributions    Deposits                     Loan        Payable on
Investments                   Market Value   Receivable     Receivable      Total        Payable      LESOP Loan
- ---------------------------------------------------------------------------------------------------------------------------------
Columbia Stock Fund           $155,378,724     $919,650     $  612,217   $156,910,591   $         -   $          -   $156,910,591
- ---------------------------------------------------------------------------------------------------------------------------------
Confederation Life GIC           6,838,984            -              -      6,838,984             -              -      6,838,984
- ---------------------------------------------------------------------------------------------------------------------------------
Fidelity Mutual Funds:
- ---------------------------------------------------------------------------------------------------------------------------------
  Retirement Money Market
    Portfolio                   28,275,251       11,263        160,901     28,447,415             -              -     28,447,415
- ---------------------------------------------------------------------------------------------------------------------------------
Magellan Fund                   19,562,197        7,365        189,338     19,758,900             -              -     19,758,900
- ---------------------------------------------------------------------------------------------------------------------------------
Contrafund                       1,871,184        1,543         19,464      1,892,191             -              -      1,892,191
- ---------------------------------------------------------------------------------------------------------------------------------
Growth Company Fund                792,201          518          8,534        801,253             -              -        801,253
- ---------------------------------------------------------------------------------------------------------------------------------
Growth & Income Portfolio       18,037,123       10,678        138,671     18,186,472             -              -     18,186,472
- ---------------------------------------------------------------------------------------------------------------------------------
Intermediate Bond Fund          44,825,705        9,215        199,452     45,034,372             -              -     45,034,372
- ---------------------------------------------------------------------------------------------------------------------------------
Overseas Fund                    8,062,282        4,790         62,500      8,129,572             -              -      8,129,572
- ---------------------------------------------------------------------------------------------------------------------------------
Europe Fund                        882,814          222          6,698        889,734             -              -        889,734
- ---------------------------------------------------------------------------------------------------------------------------------
Pacific Basin Fund               1,193,399          869         12,385      1,206,653             -              -      1,206,653
- ---------------------------------------------------------------------------------------------------------------------------------
Balanced Fund                   13,775,972        8,706         96,365     13,881,043             -              -     13,881,043
- ---------------------------------------------------------------------------------------------------------------------------------
Capital Appreciation Fund          760,419          457          7,024        767,900             -              -        767,900
- ---------------------------------------------------------------------------------------------------------------------------------
Short-Term Bond Fund             2,942,976        1,595         24,998      2,969,569             -              -      2,969,569
- ---------------------------------------------------------------------------------------------------------------------------------
U.S. Equity Index Portfolio     38,689,121        7,879        192,097     38,889,097             -              -     38,889,097
- ---------------------------------------------------------------------------------------------------------------------------------
LESOP                           33,309,119            -              -     33,309,119   (86,992,707)   (28,875,989)   (82,559,577)
- ---------------------------------------------------------------------------------------------------------------------------------
           TOTAL              $375,197,471     $984,750     $1,730,644   $377,912,865  ($86,992,707)  ($28,875,989)  $262,044,169
- ---------------------------------------------------------------------------------------------------------------------------------

                                                                      Schedule B
                                                                   (Page 1 of 2)



                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                       STATEMENT OF CHANGES IN NET ASETS
                      FOR THE YEAR ENDED DECEMBER 31, 1995



- ----------------------------------------------------------------------------------------------------------------------------------
                                          Columbia     Retirement  Confederation                             Growth     Growth &
                               Total     Stock Fund   Money Market    Life GIC     Magellan    Contrafund    Company     Income
- ----------------------------------------------------------------------------------------------------------------------------------
Net Assets, Beginning of
   Year                    $262,044,169  $156,910,591  $28,447,415   $ 6,838,984  $19,758,900  $1,892,191  $  801,253  $18,186,472
- ----------------------------------------------------------------------------------------------------------------------------------
Net Investment Income        10,651,759            --    1,955,770            --    1,579,873     502,400     164,014    1,272,840
- ----------------------------------------------------------------------------------------------------------------------------------
Net Realized Gain/(Loss)
   on Securities Sold or
   Distributed               19,867,226    11,059,122           --            --    3,858,597     372,656     289,898    1,426,870
- ----------------------------------------------------------------------------------------------------------------------------------
Net Change Unrealized
   Appreciation/(Deprecia-
   tion) of  Investments    142,640,692   122,213,399           --            --    1,670,639     215,528     119,543    3,996,086
- ----------------------------------------------------------------------------------------------------------------------------------
Participants' Deposits       21,856,706     7,287,286    2,323,983            --    2,466,938     501,683     230,238    1,873,641
- ----------------------------------------------------------------------------------------------------------------------------------
Columbia Contributions       12,179,399    11,460,522      145,091            --       81,684      23,041      12,117      127,350
- ----------------------------------------------------------------------------------------------------------------------------------
Distributions               (35,305,793)  (13,173,894)  (6,922,987)           --   (1,760,230)   (223,229)    (92,251)  (1,403,263)
- ----------------------------------------------------------------------------------------------------------------------------------
Interfund Exchanges                  --   (10,161,514)  14,698,211    (6,838,984)      34,159   3,232,954   2,221,837    1,165,249
- ----------------------------------------------------------------------------------------------------------------------------------
LESOP Loan Settlement        82,559,577            --           --            --           --          --          --           --
- ----------------------------------------------------------------------------------------------------------------------------------
Net Assets, End of Year    $516,493,735  $285,595,512  $40,647,483   $        --  $27,690,560  $6,517,224  $3,746,649  $26,645,245
- ----------------------------------------------------------------------------------------------------------------------------------

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1995


- --------------------------------------------------------------------------------------------------------
                               Intermediate
                                   Bond        Overseas       Europe      Pacific Basin      Balanced
- --------------------------------------------------------------------------------------------------------
 Net Assets, Beginning of
    Year                        $45,034,372    $8,129,572     $889,734      $1,206,653      $13,881,043
- --------------------------------------------------------------------------------------------------------
 Net Investment Income            2,784,694       167,645       51,006              --          619,898
- --------------------------------------------------------------------------------------------------------
 Net Realized Gain/(Loss)
    on Securities Sold or
    Distributed                     253,816       151,090       55,695         (75,147)         314,861
- --------------------------------------------------------------------------------------------------------
 Net Change Unrealized
    Appreciation/(Depreciation)
    of  Investments               2,263,840       299,604       79,655             617        1,039,686
- --------------------------------------------------------------------------------------------------------
 Participants' Deposits           2,342,161       680,848      102,139         141,735        1,155,813
- --------------------------------------------------------------------------------------------------------
 Columbia Contributions              92,466        50,134        2,848           4,069           83,083
- --------------------------------------------------------------------------------------------------------
 Distributions                   (5,801,684)     (454,400)     (78,694)        (48,362)        (949,136)
- --------------------------------------------------------------------------------------------------------
 Interfund Exchanges             (1,500,616)   (1,744,979)     155,813         (21,083)      (1,882,129)
- --------------------------------------------------------------------------------------------------------
 LESOP Loan Settlement                   --            --           --              --               --
- --------------------------------------------------------------------------------------------------------

 Net Assets, End of Year        $45,469,049    $7,279,514   $1,258,196      $1,208,482      $14,263,119
- --------------------------------------------------------------------------------------------------------



- --------------------------------------------------------------------------------------------------------
                                     Capital          Short-Term     U.S. Equity
                                   Appreciation          Bond           Index           LESOP
- --------------------------------------------------------------------------------------------------------
 Net Assets, Beginning of
    Year                              $767,900        $2,969,569     $38,889,097     $(82,559,577)
- --------------------------------------------------------------------------------------------------------
 Net Investment Income                 108,771           169,548       1,275,300               --
- --------------------------------------------------------------------------------------------------------
 Net Realized Gain/(Loss)
    on Securities Sold or
    Distributed                        138,276            25,267       1,996,225               --
- --------------------------------------------------------------------------------------------------------
 Net Change Unrealized
    Appreciation/(Depreciation)
    of  Investments                    (57,730)           61,907      10,737,918               --
- --------------------------------------------------------------------------------------------------------
 Participants' Deposits                114,365           290,918       2,344,958               --
- --------------------------------------------------------------------------------------------------------
 Columbia Contributions                  5,889            10,783          80,322               --
- --------------------------------------------------------------------------------------------------------
 Distributions                         (10,196)         (273,175)     (4,114,292)              --
- --------------------------------------------------------------------------------------------------------
 Interfund Exchanges                   385,780          (158,551)        413,853               --
- --------------------------------------------------------------------------------------------------------
 LESOP Loan Settlement                      --                --              --       82,559,577
- --------------------------------------------------------------------------------------------------------

 Net Assets, End of Year            $1,453,055        $3,096,266     $51,623,381     $         --
- --------------------------------------------------------------------------------------------------------


Employer ID#: 13-1594808
Plan #: 002



                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

           ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1995


  Identity of Issuer,
   Borrower, Lessor,
  or Similar Party(*)                          Description of Investment                  Cost(2)              Value
- -----------------------                  ------------------------------------             ----            --------------

Columbia                         17,657,667 units of Columbia Stock Fund(1)                 --              $284,031,754

Fidelity-Boston                  40,454,700 shares of Retirement Money Market               --                40,454,700
                                 Portfolio

Fidelity-Boston                  319,397 shares of Magellan Fund                            --                27,461,720

Fidelity-Boston                  170,045 shares of Contrafund                               --                 6,465,118

Fidelity-Boston                  102,373 shares of Growth Company Fund                      --                 3,715,110

Fidelity-Boston                  978,631 shares of Growth & Income Portfolio                --                26,471,961

Fidelity-Boston                  4,349,073 shares of Intermediate Bond Fund                 --                45,273,849

Fidelity-Boston                  248,507 shares of Overseas Fund                            --                 7,224,105

Fidelity-Boston                  54,789 shares of Europe Fund                               --                 1,250,274

Fidelity-Boston                  78,664 shares of Pacific Basin Fund                        --                 1,195,685

Fidelity-Boston                  1,048,032 shares of Balanced Fund                          --                14,169,385

Fidelity-Boston                  85,955 shares of Capital Appreciation Fund                 --                 1,442,322

Fidelity-Boston                  346,106 shares of Short-Term Bond Portfolio                --                 3,073,421

Fidelity-Boston                  2,278,462 shares of U.S. Equity Index Portfolio            --                51,424,890
                                                                                                            ------------

                                 Total Thrift Plan(2)                                                       $513,654,294
                                                                                                            ============


* All parties listed are considered parties-in-interest.

(1) Actual shares of The Columbia Gas System, Inc. Common Stock held equals 6,426,530.

(2) Records are maintained by Fidelity-Boston on a fair market value basis; therefore, historical cost basis information is unavailable.

Employer ID#: 13-1594808
Plan #: 002

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM


                 Item 27(d) Schedule of Reportable Transactions

                        Individual Transactions By Issue

                      For The Year Ended December 31, 1995

                                                                                                Current Value
                                                                                                 of Asset on
Identity          Description         Purchase       Selling                       Cost of       Transaction        Net Gain
of Party           of Asset            Price          Price         Expense         Asset           Date             (Loss)
- --------          -----------         -------      -----------      -------       ---------     ------------        --------
Columbia*      Common stock of The      -           $57,807,447       -              (1)         $57,807,447           (1)
               Columbia Gas System,
               Inc.

 *     All parties listed are considered parties-in-interest.

(1)  See Note 5 to the accompanying financial statements.

NOTE: There were no lease rentals during the year.

Employer ID#: 13-1594808
Plan #: 002

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                 Item 27(d) Schedule of Reportable Transactions

                        Cumulative Transactions By Issue

                      For The Year Ended December 31, 1995

                                                                                                         Current
                                                                                                        Value of
                                                                                                         Asset on
   Identity              Description              Total         Total                     Cost of      Transaction    Net Gain
   of Party*              of Asset              Purchases       Sales       Expenses       Asset           Date       or (Loss)
- ---------------     ----------------------     -----------   -----------    --------    -----------    -----------    ----------
Columbia            Columbia Stock Fund        $32,012,610        --          --        $32,012,610    $32,012,610        --

Columbia            Columbia Stock Fund             --       $36,632,099      --            (1)         36,632,099    $5,035,049

Fidelity-Boston     Magellan Fund               27,474,703        --          --         27,474,703     27,474,703        --

Fidelity-Boston     Magellan Fund                   --        25,104,417      --            (1)         25,104,417     1,051,580

Fidelity-Boston     Intermediate Bond Fund       7,800,399        --          --          7,800,399      7,800,399        --

Fidelity-Boston     Intermediate Bond Fund          --         9,869,910      --            (1)          9,869,910      (238,967)

Fidelity-Boston     Retirement Money            94,676,934        --          --         94,676,934     94,676,934        --
                     Market Fund

Fidelity-Boston     Retirement Money                --        82,173,177      --            (1)         82,173,177        --
                     Market Fund

Fidelity-Boston     U.S. Equity Index Fund      12,323,742        --          --         12,323,742     12,323,742        --

Fidelity-Boston     U.S. Equity Index Fund          --        12,317,133      --            (1)         12,317,133     1,479,323

Fidelity-Boston     Growth & Income Fund        12,020,113        --          --         12,020,113     12,020,113        --

Fidelity-Boston     Growth & Income Fund            --         9,008,139      --            (1)          9,008,139       575,009

*   All parties listed are considered parties-in-interest.

(1) Records are maintained by Fidelity-Boston; historical cost information is unavailable.

NOTE: There were no lease rentals during the year.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA GAS SYSTEM

                 Item 27(e) Schedule of Nonexempt Transactions

                      For the Year Ended December 31, 1995



                                                                                                         Current Value
Identity                                                                                                  of Asset on
  of         Relationship      Description of        Purchase     Selling                     Cost of     Transaction     Net Gain
 Party          to Plan          Transaction          Price        Price        Expenses       Asset       Date(1)         (Loss)
 -----          -------          -----------          -----        -----        --------       -----     -------------   ---------
Columbia     Plan Sponsor     Sale of 1,416,155        --       $57,807,447       --            --        $57,807,447       --
                              shares of Columbia
                              Gas Common Stock by
                                the Plan to The
                                 Columbia Gas
                                 System, Inc.,
                                  pursuant to
                              Columbia's Plan of
                                Re-organization

(1) See Note 5 to the accompanying financial statements.

Note: There was no lease rentals during the year.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated June 14, 1996 included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement File No. 33-42776.




                                        ARTHUR ANDERSEN LLP
                                        ------------------------------------
                                        ARTHUR ANDERSEN LLP


New York, New York
June 26, 1996

                            FEDERAL TAX CONSEQUENCES

Tax Treatment of Distributions and Withdrawals

If a participant withdraws money from the Plan, some or all of the participant's withdrawal may be taxed. To the extent that any taxable money is sent directly to the participant, the Trustee is required to withhold 20% of the taxable amount to meet Federal tax requirements. A participant can avoid the 20% Federal withholding requirement by requesting a direct rollover of all or part of the taxable portion of the participant's withdrawal and distribution to an Individual Retirement Account (IRA) or to another tax-qualified plan.

In addition to ordinary income taxes, a 10% additional income tax may be imposed on the taxable portion of a participant's distribution unless:
- -        the participant is age 55 or older in the year he or she terminates employment with Columbia,
- -        the participant is age 59 1/2 or over when he or she receives the distribution,
- -        the withdrawal is due to disability or death,
- -        the withdrawal is used to pay unreimbursed medical expenses,
- -        payment is made to an alternate payee under a QDRO, or
- -        the withdrawal is rolled over directly to an Individual Retirement
         Account (IRA) or another qualified plan.

Tax Treatment of Withdrawals

The following withdrawals are 100% taxable, even for hardship:
- -        Company contributions and their earnings,
- -        a participant's savings in a before-tax account and their earnings,
- -        earnings on a participant's Rollover Contributions, lump sum and after-tax deposits, and a participant's Rollover Contribution deposits.

All of a participant's after-tax deposits made to the Plan before January 1, 1987 can be withdrawn during active employment for any reason with no taxes applied to the withdrawal.

A participant's after-tax deposits made to the Plan after December 31, 1986 can also be withdrawn for any reason, but he or she is not free from taxes. Once a participant has withdrawn all pre-1987 after-tax contributions, a portion of each subsequent withdrawal from the participant's after-tax account will be considered investment earnings, and will be taxable. The amount of your withdrawal that is considered a return of the participant's after-tax savings, and consequently non-taxable, will be determined by using the following formula:

         Total remaining savings before a participant's withdrawal in his or her after-tax account contributed after December 31, 1986 divided by total remaining savings in his or her after-tax account contributed after December 31, 1986, plus his or her investment earnings multiplied by the total amount of the withdrawal equals non-taxable portion of the participant's withdrawal.

For example:

- -        If savings in a participant's after-tax account
         contributed after 12/31/86 equals                          $3,000
- -        And the investment earnings since 12/31/86 equals          $1,000

- -    The total of the after-tax savings contributed after
     12/31/86 plus investment earnings equals                        $4,000
- -    And the withdrawal equals                                       $1,000
- -     3/4 of the withdrawal will not be taxable ($3,000/$4,000);
      1/4 of the withdrawal will be taxable
- -    Non-taxable amount equals                                         $750
- -    Taxable amount equals                                             $250


In other words, in the above example, if a participant withdraws $1,000 from his or her after-tax account that he or she contributed to the Plan after December 31, 1986, $750 would not be taxable; $250 would be considered by the IRS to be a return of investment earnings and subject to regular income tax, the 20% withholding requirement and possibly the 10% additional tax.


Tax Treatment of Withdrawals From a Participant's Before-Tax Account

A participant's before-tax contributions are not taxed when they go into his or her account, rather they are fully taxed when withdrawn. If a participant withdraws money from his or her account during active employment, the money will be added to his or her other income for that year and taxed at the participant's applicable income tax rate. Withdrawals during active employment may also be subject to a 10% additional tax over and above any regular income taxes due, unless a participant meets any of the conditions listed in Tax Treatment of Distributions and Withdrawals. Loans from a participant's before-tax account are not taxable.

If the withdrawal is payable to a participant, the withholding requirements discussed previously apply. A participant can avoid the Federal withholding requirement by requesting a direct rollover to an IRA or another tax qualified plan.


Possible Tax Advantages When Receiving a Lump Sum Distribution

If a participant receives a lump sum distribution of his or her account, he or she may be able to defer or reduce their tax liability.

In general, a participant can use only one of the following tax advantages:

1. Deferral of tax liability
If a participant leaves the Company and receives the full value of his or her account, he or she may want to consider rolling all or part of the taxable amount into an IRA or into another employer's tax qualified plan. By doing so, the participant can continue to defer paying taxes on the money. If the account would otherwise be subject to the 10% additional tax, this approach would let the participant avoid paying this additional tax if he or she leaves their money in the IRA or other plan until they are age 59 1/2. However, a participant will not be able to use five-or ten-year averaging (described below) to calculate taxes on a distribution from an IRA.

2. Reduction of tax liability
If a participant takes a lump sum distribution of his or her account, he or she may be entitled to special tax treatment such as five-year or ten-year averaging or long-term capital gains treatment.

If the participant was younger than 50 years old on January 1, 1986, five-year averaging tax treatment is available only once, and only if: the entire account balance is paid to the participant in one tax year after age 59 1/2, and the individual was a Plan participant for five or more years.
Under five-year averaging, the lump sum distribution is taxed in one year as if the participant had received it over five years and as if he or she had no other income during that time. The tax rate used is the one effective during the year the participant receives the distribution.

If a participant was age 50 or over as of January 1,1986, he or she is grandfathered under pre-1987 tax laws. This means that if the participant receives the entire balance of his or her account in one tax year, he or she will have a choice of:

- -        ten-year averaging under 1986 tax rates, or
- -        five-year averaging under the rates prevailing in the year he or she receives the money.

If a participant is grandfathered, he or she can use five-year or ten-year averaging at any time, but whichever method he or she chooses can only be used once. The participant can choose whichever method is best for him or her. However, to use either averaging method, he or she must have been a Plan participant for five or more years.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        EMPLOYEES' THRIFT PLAN OF
                                         COLUMBIA GAS SYSTEM





June 26, 1996                        By   /s/ D. P. Geran
                                          ---------------------------------
                                                    D. P. Geran
                                           Secretary, Thrift Plan Committee